UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2012

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD. (Translation of registrant's name into English)
5 Ha’solelim Street, Tel Aviv, Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

softwarebladesTM	©2012 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] For Everyone| P. 1

INVESTOR CONTACT: Kip E. Meintzer Check Point Software Technologies +1.650.628.2040 ir@checkpoint.com	MEDIA CONTACT: James Rivas Check Point Software Technologies +1.650.628.2215 press@checkpoint.com

CHECK POINT SOFTWARE TECHNOLOGIES REPORTS 2012 THIRD QUARTER FINANCIAL RESULTS

SAN CARLOS, CA – October 17, 2012 — Check Point® Software Technologies Ltd. (NASDAQ: CHKP), the worldwide leader in securing the Internet, today announced its financial results for the third quarter ended September 30, 2012.

•	Total Revenue: $332.4 million, representing an 8 percent increase year-over-year
•	Non-GAAP Operating Income: $195.6 million, representing 59 percent of revenues
•	Non-GAAP EPS: $0.79, representing a 10 percent increase year over year

“Third quarter results continued to be good with healthy growth in enterprise appliance units and software blade sales. Our revenues and earnings per share came in at the upper half of our projections.” said Gil Shwed, founder, chairman, and chief executive officer of Check Point Software Technologies. “Geographically, North America continued to deliver great results with double digit growth in product and service revenues.”

Financial Highlights:

•	Total Revenue: $332.4 million, an increase of 8 percent, compared to $308.3 million in the third quarter of 2011.
•
GAAP Operating Income: $182.6 million, an increase of 15 percent, compared to $158.2 million in the third quarter of 2011. GAAP operating margin was 55 percent, compared to 51 percent in the third quarter of 2011.

•
Non-GAAP Operating Income: $195.6 million, an increase of 8 percent, compared to $180.7 million in the third quarter of 2011. Non-GAAP operating margin was 59 percent, the same as in the third quarter of 2011.

•
GAAP Net Income and Earnings per Diluted Share: GAAP net income was $152.4 million, an increase of 14 percent, compared to $134.1 million in the third quarter of 2011. GAAP earnings per diluted share were $0.73, an increase of 16 percent, compared to $0.63 in the third quarter of 2011.

•
Non-GAAP Net Income and Earnings per Diluted Share: Non-GAAP net income was $164.1 million, an increase of 7 percent, compared to $152.9 million in the third quarter of 2011. Non-GAAP earnings per diluted share were $0.79, an increase of 10 percent, compared to $0.72, in the third quarter of 2011.

•	Deferred Revenues: As of September 30, 2012, we had deferred revenues of $505.9 million, an increase of 11 percent, compared to $454.5 million as of September 30, 2011.
•	Cash Flow: Cash flow from operations was $180.4 million, an increase of 17%, compared to $154.5 million in the third quarter of 2011.
•	Share Repurchase Program: During the third quarter of 2012, we repurchased 3.2 million shares at a total cost of $156.1 million.
•	Cash Balances, Marketable Securities and Short Term Deposits: $3,246.8 million as of September 30, 2012, an increase of $470.3 million, compared to $2,776.5 million as of September 30, 2011.

For information regarding the Non-GAAP financial measures discussed in this release, please see “Use of Non-GAAP Financial Information” and “Reconciliation of GAAP to Non-GAAP Financial Information.”

softwarebladesTM	©2012 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] For Everyone| P. 2

Business Highlights

During the quarter, we announced the new Check Point Virtual Systems - Latest solution for private cloud environments and data centers enabling the consolidation of up to 250 security gateways on a single hardware platform. Customers can now secure multiple network segments by selecting any combination of Check Point software blades, which are capable of simplifying security, reducing costs and boosting performance.

We’ve continued to receive industry recognition worldwide including:

Top Position in IDC Worldwide Combined Firewall and UTM Appliance Market – Check Point is positioned as the number one vendor in worldwide combined Firewall and UTM appliance revenue for Q2 2012 according to the IDC Worldwide Q2 2012 Security Appliance Tracker.

Leader in Gartner’s Magic Quadrant for Mobile Data Protection – Check Point is positioned as a leader in Gartner’s Magic Quadrant for Mobile Data Protection, 2012. The company is recognized for its ability to encrypt data and secure mobile endpoints.

NSS Labs “Recommended” Rating – Check Point IPS Software Blade earned NSS Labs’ coveted “Recommended” rating for the second year in a row.

Shwed concluded, “We are pleased with IDC’s recognition of Check Point’s number one position in security appliance sales this past quarter.  We believe that with our appliances and software blades architecture we deliver the deepest and broadest security solutions available in the market.”

Fourth Quarter 2012 Investor Conference Participation Schedule:

•	Wells Fargo Securities Media & Technology Conference
November 7, 2012 – New York, NY

•	UBS Global Technology Conference
November 15, 2012 – New York, NY

•	Credit Suisse Annual Technology Conference
November 27, 2012 – Scottsdale, AZ

•	29th Annual NASDAQ OMX Investor Program
December 4, 2012 London, UK

Members of Check Point's management team will present at these conferences and discuss the latest company strategies and initiatives. Check Point’s conference presentations are expected to be available via webcast on the company's web site. To view these presentations and access the most updated information please visit the company's web site at www.checkpoint.com/ir. The schedule is subject to change.

Conference Call and Webcast Information
Check Point will host a conference call with the investment community on October 17, 2012 at 8:30 AM ET/5:30 AM PT.  To listen to the live webcast, please visit the website at: www.checkpoint.com/ir. A replay of the conference call will be available through October 24, 2012 on the company's website or by telephone at +1.201.612.7415, replay ID number 401438.

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com), the worldwide leader in securing the Internet, provides customers with uncompromised protection against all types of threats, reduces security complexity and lowers total cost of ownership. Check Point first pioneered the industry with FireWall-1 and its patented stateful inspection technology. Today, Check Point continues to develop new innovations based on the Software Blade Architecture, providing customers with flexible and simple solutions that can be fully customized to meet the exact security needs of any organization. Check Point is the only vendor to go beyond technology and define security as a business process. Check Point 3D Security uniquely combines policy, people and enforcement for greater protection of information assets and helps organizations implement a blueprint for security that aligns with business needs. Customers include tens of thousands of organizations of all sizes, including all Fortune and Global 100 companies. Check Point's award-winning ZoneAlarm solutions protect millions of consumers from hackers, spyware and identity theft.

©2012 Check Point Software Technologies Ltd. All rights reserved

softwarebladesTM	©2012 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] For Everyone| P. 3

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Check Point uses non-GAAP measures of net income, operating income, operating margin and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity-based compensation charges, amortization of acquired intangible assets, gain on sale of marketable securities previously impaired or other than temporary impairment of marketable securities, net, and the related tax effects. Check Point’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Check Point’s ongoing core operations and prospects for the future. Historically, Check Point has also publicly presented these supplemental non-GAAP financial measures in order to assist the investment community to see the Company “through the eyes of management,” and thereby enhance understanding of its operating performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release to the most directly comparable GAAP financial measures is included with the financial statements contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

softwarebladesTM	©2012 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] For Everyone| P. 4

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONSOLIDATED STATEMENT OF INCOME

 (In thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2012	2011	2012	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Products and licenses	$121,036	$120,700	$354,373	$345,246
Software updates, maintenance and subscription	211,320	187,610	619,748	544,982
Total revenues	332,356	308,310	974,121	890,228

Operating expenses:
Cost of products and licenses	20,606	18,760	60,881	55,395
Cost of software updates, maintenance and subscription	17,380	16,066	50,164	45,986
Amortization of technology	294	7,849	3,688	23,548
Total cost of revenues	38,280	42,675	114,733	124,929

Research and development	28,517	28,063	82,621	83,230
Selling and marketing	64,501	62,091	189,415	185,385
General and administrative	18,412	17,297	51,288	47,120
Total operating expenses	149,710	150,126	438,057	440,664

Operating income	182,646	158,184	536,064	449,564
Financial income, net	10,452	9,638	30,688	30,998
Income before taxes on income	193,098	167,822	566,752	480,562
Taxes on income	40,691	33,748	120,738	96,407
Net income	$152,407	$134,074	$446,014	$384,155

Earnings per share (basic)	$0.75	$0.65	$2.17	$1.85
Number of shares used in computing earnings per share (basic)	203,928	206,311	205,170	207,199
Earnings per share (diluted)	$0.73	$0.63	$2.12	$1.79
Number of shares used in computing earnings per share (diluted)	208,717	213,412	210,831	214,505

softwarebladesTM	©2012 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] For Everyone| P. 5

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF GAAP TO NON GAAP FINANCIAL INFORMATION

(In thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2012	2011	2012	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP operating income	$182,646	$158,184	$536,064	$449,564
Stock-based compensation (1)	12,029	11,495	33,734	29,640
Amortization of intangible assets (2)	922	11,013	6,107	33,076
Non-GAAP operating income	$195,597	$180,692	$575,905	$512,280

GAAP net income	$152,407	$134,074	$446,014	$384,155
Stock-based compensation (1)	12,029	11,495	33,734	29,640
Amortization of intangible assets (2)	922	11,013	6,107	33,076
Gain on sale of marketable securities previously impaired(3)	-	-	-	(2,017)
Taxes on the above items (4)	(1,250)	(3,689)	(3,013)	(9,378)
Non-GAAP net income	$164,108	$152,893	$482,842	$435,476

GAAP Earnings per share (diluted)	$0.73	$0.63	$2.12	$1.79
Stock-based compensation (1)	0.06	0.05	0.16	0.14
Amortization of intangible assets (2)	0.01	0.05	0.03	0.15
Gain on sale of marketable securities previously impaired(3)	-	-	-	(0.01)
Taxes on the above items (4)	(0.01)	(0.01)	(0.02)	(0.04)
Non-GAAP Earnings per share (diluted)	$0.79	$0.72	$2.29	$2.03

Number of shares used in computing Non-GAAP earnings per share (diluted)	208,717	213,412	210,831	214,505

(1) Stock-based compensation:
Cost of products and licenses	$12	$11	$50	$41
Cost of software updates, maintenance and subscription	234	235	539	680
Research and development	1,951	2,164	6,504	5,619
Selling and marketing	2,445	2,328	7,272	5,909
General and administrative	7,387	6,757	19,369	17,391
	$12,029	$11,495	$33,734	$29,640

(2) Amortization of intangible assets:
Amortization of technology-cost of revenues	294	7,849	3,688	23,548
Selling and marketing	628	3,164	2,419	9,528
	922	11,013	6,107	33,076
(3) Gain on Sale of marketable securities previously impaired	-	-	-	(2,017)
(4) Taxes on the above items	(1,250)	(3,689)	(3,013)	(9,378)
Total, net	$11,701	$18,819	$36,828	$51,321

softwarebladesTM	©2012 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] For Everyone| P. 6

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEET DATA

(In thousands)

ASSETS

	September 30,	December 31,
	2012	2011
	(unaudited)	(audited)
Current assets:
Cash and cash equivalents	$330,391	$493,546
Marketable securities and short-term deposits	1,119,878	865,994
Trade receivables, net	240,911	357,418
Prepaid expenses and other current assets	50,266	53,045
Total current assets	1,741,446	1,770,003

Long-term assets:
Marketable securities	1,796,515	1,519,865
Property and equipment, net	35,505	36,639
Severance pay fund	5,818	6,052
Deferred tax asset, net	22,146	25,296
Other intangible assets, net	20,132	26,239
Goodwill	727,875	727,875
Other assets	18,428	16,094
Total long-term assets	2,626,419	2,358,060

Total assets	$4,367,865	$4,128,063

LIABILITIES AND
SHAREHOLDERS’ EQUITY

Current liabilities:
Deferred revenues	$449,614	$490,655
Trade payables and other accrued liabilities	301,300	271,815
Total current liabilities	750,914	762,470

Long-term deferred revenues	56,330	61,523
Income tax accrual	241,050	219,469
Deferred tax liability, net	-	1,274
Accrued severance pay	9,987	10,236
	307,367	292,502
Total liabilities	1,058,281	1,054,972

Shareholders’ equity:
Share capital	774	774
Additional paid-in capital	674,195	630,508
Treasury shares at cost	(1,802,819)	(1,543,886)
Accumulated other comprehensive income	18,375	12,650
Retained earnings	4,419,059	3,973,045
Total shareholders’ equity	3,309,584	3,073,091
Total liabilities and shareholders’ equity	4,367,865	$4,128,063
Total cash and cash equivalents, marketable securities and short-term deposits	$3,246,784	$2,879,405

softwarebladesTM	©2012 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] For Everyone| P. 7

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA

(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2012	2011	2012	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flow from operating activities:
Net income	$152,407	$134,074	$446,014	$384,155
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	2,228	1,808	6,010	5,360
Amortization of intangible assets	922	11,013	6,107	33,076
Stock-based compensation	12,029	11,495	33,734	29,640
Realized gain on marketable securities	(396)	-	(493)	(2,481)
Decrease (increase) in trade and other receivables, net	9,359	(1,971)	115,219	77,936
Increase in deferred revenues, trade payables and other accrued liabilities	6,200	5,323	3,961	27,087
Excess tax benefit from stock-based compensation	(1,854)	(2,660)	(1,619)	(4,748)
Deferred income taxes, net	(448)	(4,549)	4,374	(8,378)
Net cash provided by operating activities	180,447	154,533	613,307	541,647

Cash flow from investing activities:
Cash paid in conjunction with acquisitions, net of acquired cash	-	(55)	-	(6,556)
Investment in property and equipment	(1,175)	(1,989)	(4,876)	(5,473)
Net cash used in investing activities	(1,175)	(2,044)	(4,876)	(12,029)

Cash flow from financing activities:
Proceeds from issuance of shares upon exercise of options	13,837	11,827	55,461	51,378
Purchase of treasury shares	(156,059)	(75,000)	(306,058)	(225,000)
Excess tax benefit from stock-based compensation	1,854	2,660	1,619	4,748
Net cash used in financing activities	(140,368)	(60,513)	(248,978)	(168,874)

Unrealized gain (loss) on marketable securities, net	6,068	(5,314)	7,926	780

Increase in cash and cash equivalents, marketable securities and short term deposits	44,972	86,662	367,379	361,524

Cash and cash equivalents, marketable securities and short term deposits at the beginning of the period	3,201,812	2,689,808	2,879,405	2,414,946

Cash and cash equivalents, marketable securities and short term deposits at the end of the period	$3,246,784	$2,776,470	$3,246,784	$2,776,470

softwarebladesTM	©2012 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] For Everyone| P. 8

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

October 17, 2012	By:	/s/ Tal Payne
Tal Payne
Chief Financial Officer

softwarebladesTM	©2012 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] For Everyone| P. 9